SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                              SECURED INCOME, L.P.
                            (Name of Subject Company)

MPF DEWAAY FUND 2, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF INCOME FUND 22, LLC;
    MPF DEWAAY FUND 4, LLC; MP VALUE FUND 5, LLC; MPF FLAGSHIP FUND 11, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL
  FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS LTD., L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 8, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; MPF-NY 2005, LLC;
               STEVEN GOLD; AND MACKENZIE PATTERSON FULLER, INC.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                 Transaction                        Amount of
                  Valuation*                       Filing Fee
                  ----------                       ----------

                $2,890,000.00                       $340.15

* For purposes of calculating the filing fee only. Assumes the purchase of 85,000 Units at a purchase price equal to $34 per Unit in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $340.15
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, Inc.
      Date Filed: August 22, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DEWAAY FUND 2, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 4, LLC; MP VALUE FUND 5, LLC; MPF FLAGSHIP FUND 11, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS LTD., L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 8, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; MPF-NY 2005, LLC; AND STEVEN GOLD (collectively the "Purchasers") to purchase up to 85,000 Units of limited partnership interest (the "Units") in Secured Income, L.P. (the "Partnership"), the subject company, at a purchase price equal to $34 per Unit, less the amount of any distributions declared or made with respect to the Units between August 22, 2005 (the "Offer Date") and October 5, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer terminated October 5, 2005. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 24,910 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 126,302 Units, or approximately 12.8% of the total outstanding Units.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2005

MPF DEWAAY FUND 2, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 4, LLC; MP VALUE FUND 5, LLC; MPF FLAGSHIP FUND 11, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS LTD., L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 8, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; MPF-NY 2005, LLC


By: /s/ Chip Patterson
    ------------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.


By: /s/ Chip Patterson
    ------------------------
    Chip Patterson, Senior Vice President

STEVEN GOLD


/s/ Steven Gold